                                                                  Exhibit (5)(d)

                       SUB-INVESTMENT ADVISORY AGREEMENT

                       BEAR STEARNS FUNDS MANAGEMENT INC.
                                245 Park Avenue
                           New York, New York  10167


                                                               February 22, 1995
                                                          As Revised May 4, 1995



Symphony Asset Management
50 California Street, Suite 420
San Francisco, California 94111

Dear Sirs:

          As you are aware, each Series of The Bear Stearns Funds (the "Fund") desires to employ its capital by investing and reinvesting the same in investments of the type and in accordance with the limitations specified in its charter documents and in its Prospectus and Statement of Additional Information as from time to time in effect, copies of which have been or will be submitted to you, and in such manner and to such extent as from time to time may be approved by the Fund's Board. The Fund intends to employ us (the "Adviser") to act as its investment adviser pursuant to a written agreement (the "Investment Advisory Agreement"), a copy of which has been furnished to you. The Adviser desires to employ you to act as the sub-investment adviser to The Insiders Select Portfolio (the "Series").

          In this connection, it is understood that from time to time you will employ or associate with yourself such person or persons as you may believe to be particularly fitted to assist you in the performance of this Agreement. Such person or persons may be officers or employees who are employed by both you and the Fund. The compensation of such person or persons shall be paid by you and no obligation may be incurred on the Fund's behalf in any such respect.

          Subject to the supervision and approval of the Adviser, you will provide investment management of the Series' portfolio in accordance with the Series' investment objectives and policies as stated in its Prospectus and Statement of Additional Information as from time to time in effect. In connection therewith, you will supervise the Series' investments and conduct a continuous program of investment, evaluation and, if appropriate, sale and reinvestment of the Series' assets. You will furnish to the Adviser or the Fund such statistical information, with respect to
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the investments which the Series may hold or contemplate purchasing, as the
Adviser or the Fund may reasonably request. The Fund and the Adviser wish to be informed of important developments materially affecting the Series' portfolio and shall expect you, on your own initiative, to furnish to the Fund or the Adviser from time to time such information as you may believe appropriate for this purpose.

          You shall exercise your best judgment in rendering the services to be provided hereunder, and, to the extent provided in the Investment Advisory Agreement, the Fund has agreed as an inducement to your undertaking the same that you shall not be liable hereunder for any error of judgment or mistake of law or for any loss suffered by the Fund, provided that nothing herein shall be deemed to protect or purport to protect you against any liability to the Adviser, the Fund or the Fund's security holders to which you would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of your duties hereunder, or by reason of your reckless disregard of your obligations and duties hereunder.

          In consideration of services rendered pursuant to this Agreement, the Adviser will pay you, by the twentieth day of each month, out of the investment advisory fee it receives pursuant to the Investment Advisory Agreement and only to the extent thereof, a fee calculated as set forth on Schedule 1 hereto.

          Net asset value shall be computed on such days and at such time or times as described in the Series' then-current Prospectus and Statement of Additional Information. The fee for the period from the date following the commencement of sales of the Series' shares to the end of the month during which such sales shall have been commenced shall be pro-rated according to the proportion which such period bears to the full monthly period, and upon any termination of this Agreement before the end of any month, the fee for such part of a month shall be pro-rated according to the proportion which such period bears to the full monthly period and shall be payable within 10 business days of date of termination of this Agreement.

          For the purpose of determining fees payable to you, the value of the Series' net assets shall be computed in the manner specified in the Fund's charter documents for the computation of the value of the Series' net assets.

          You will bear all expenses in connection with the performance of your services under this Agreement. All other expenses to be incurred in the operation of the Series (other than those borne by the Adviser) will be borne by the Series, except to the extent specifically assumed by you. The expenses to be borne by the Series include, without limitation, the following: organizational costs, taxes, interest, loan commitment fees, interest and distributions paid on securities sold short, brokerage fees and commissions, if any, fees of Board members, Securities and Exchange Commission and state Blue Sky qualification fees, advisory, administration and fund accounting fees, charges of custodians, transfer and dividend disbursing agents' fees, certain insurance premiums, industry association fees, outside auditing and legal expenses, costs of independent pricing services, costs of maintaining the Series' existence, costs attributable to investor services (including, without limitation, telephone and personnel expenses), costs of preparing and printing prospectuses and statements of additional information for regulatory purposes and for distribution to existing shareholders, costs of shareholders' reports and meetings, and any extraordinary expenses.

          If in any fiscal year the aggregate expenses of the Series (including fees pursuant to the Fund's Investment Advisory Agreement, but excluding interest, taxes, brokerage and, with the prior written consent of the necessary state securities commissions, extraordinary expenses) exceed the expense limitation of any state having jurisdiction over the Series, the Adviser may deduct from the fees to be paid hereunder, or you will bear such excess expense on a pro-rata basis with the Adviser, in the proportion that the sub-advisory fee payable to you pursuant to this Agreement bears to the fee payable to the Adviser pursuant to the Investment Advisory Agreement (the "Proportion"), to the extent required by state law. Your obligation pursuant hereto will be limited to the amount of your fees hereunder. Such deduction or payment, if any, will be estimated daily, and reconciled and effected or paid, as the case may be, on a monthly basis.

          The Adviser understands that you now act, and that from time to time hereafter you may act, as investment adviser to one or more other investment companies and fiduciary or other managed accounts, and the Adviser has no objection to your so acting, provided that when purchase or sale of securities of the same issuer is suitable for the investment objectives of two or more companies or accounts managed by you which have available funds for investment, the available securities will be allocated in a manner believed by you to be equitable to each company or account. It is recognized that in some cases this procedure may adversely affect the price paid or received by the Series or the size of the position obtainable for or disposed of by the Series.

          In addition, it is understood that the persons employed by you to assist in the performance of your duties hereunder will not devote their full time to such services and nothing contained herein shall be deemed to limit or restrict your right or the right of any of your affiliates to engage in and devote time and attention to other businesses or to render services of whatever kind or nature.

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          Any person, even though also your officer, director, partner, employee or agent, who may be or become an officer, Board member, employee or agent of the Fund, shall be deemed, when rendering services to the Fund or acting on any business of the Fund, to be rendering such services to or acting solely for the Fund and not as your officer, director, partner, employee, or agent or one under your control or direction even though paid by you.

          This Agreement shall continue until February 22, 1997, and thereafter shall continue automatically for successive annual periods ending on February 22nd of each year, provided such continuance is specifically approved at least annually by (i) the Fund's Board or (ii) vote of a majority (as defined in the Investment Company Act of 1940, as amended) of the Fund's outstanding voting securities, provided that in either event its continuance also is approved by a majority of the Fund's Board members who are not "interested persons" (as defined in said Act) of any party to this Agreement, by vote cast in person at a meeting called for the purpose of voting on such approval. This Agreement is terminable without penalty (i) by the Adviser upon 60 days' notice to you, (ii) by the Fund's Board or by vote of the holders of a majority of the Fund's shares upon 60 days' notice to you, or (iii) by you upon not less than 90 days' notice to the Fund and the Adviser. This Agreement also will terminate automatically in the event of its assignment (as defined in said Act). In addition, notwithstanding anything herein to the contrary, if the Investment Advisory Agreement terminates for any reason, this Agreement shall terminate effective upon the date the Investment Advisory Agreement terminates.

          If the foregoing is in accordance with your understanding, will you kindly so indicate by signing and returning to us the enclosed copy hereof.

                                        Very truly yours,

                                        BEAR STEARNS FUNDS MANAGEMENT INC.


                                        By:  /s/ Frank J. Maresca
                                           -------------------------------
Accepted:

SYMPHONY ASSET MANAGEMENT


By:  /s/ Neil Rudolph
   ----------------------

                                   SCHEDULE 1


          For the period beginning with the day on which the Fund commences investment operations and ending with the last day of the twelfth full calendar month thereafter, the Adviser will pay you, at the end of each month, a monthly advisory fee calculated at an annual rate of .45% of the Series' average daily net assets during such month (the "Basic Fee"). Beginning with the thirteenth month, the Basic Fee will be adjusted each month (the "Monthly Performance Adjustment") depending on the extent to which the investment performance of the Class of shares expected to bear the highest total Series operating expenses (as such Class from time to time may be designated by the Fund's Board, the "Designated Class"), reflecting the deduction of expenses, exceeds or is exceeded by the percentage change in the investment record of the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500") for the immediately preceding twelve calendar months on a rolling basis. The rate of the Monthly Performance Adjustment may increase or decrease the fee payable to you by up to
 .25% per annum of the Series' average daily net assets.

          The performance of the Designated Class during a performance period will be calculated by first determining the change in the Class' net asset value per share during the period, assuming the reinvestment of distributions during that period, and then expressing this amount as a percentage of the net asset value per share at the beginning of the period. The performance of the S&P 500 during a performance period is calculated as the sum of the change in the level of the index during the period, plus the value of any dividends or distributions made by the companies whose securities comprise the index accumulated to the end of the period.

          After the Monthly Performance Adjustment is effective, the total advisory fee, payable by the Adviser to you at the end of each calendar month, will be equal to the Basic Fee for the month adjusted upward or downward for the month by the Monthly Performance Adjustment for the month. The monthly advisory fee will be calculated as follows: (1) one-twelfth of the .45% annual basic fee rate will be applied to the Series' average daily net assets over the most recent calendar month, giving a dollar amount which will be the Basic Fee for that month; (2) one-twelfth of the applicable performance adjustment fee rate from the table below will be applied to the Series' average daily net assets over the most recent month, giving a dollar amount which will be the Monthly Performance Adjustment; and (3) the Monthly Performance Adjustment will then be added to or subtracted from the Basic Fee and the result will be the amount payable by the Adviser to you as the total advisory fee for that month.
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          The full range of permitted fees on an annualized basis is as follows:


Percentage Point Difference Between
Designated Class' Performance (Net
of Expenses Including Advisory Fees)                 Performance
and Percentage Change in the             Basic       Adjustment     Total
S&P 500 Investment Record                Fee/*/ (%)  Rate (%)       Fee (%)
------------------------------------     ----------  -----------    -----
+3.00 percentage points or more........     .45%         .25%       .70%
+2.75 percentage points or more but
  less than +3.00 percentage points....     .45%         .20%       .65%
+2.50 percentage points or more but
  less than +2.75 percentage points....     .45%         .15%       .60%
+2.25 percentage points or more but
  less than +2.50 percentage points....     .45%         .10%       .55%
+2.00 percentage points or more but
  less than +2.25 percentage points....     .45%         .05%       .50%
Less than +2.00 percentage points but
  more than -2.00 percentage points....     .45%           0%       .45%
-2.00 percentage points or less but
  more than -2.25 percentage points....     .45%        -.05%       .40%
-2.25 percentage points or less but
  more than -2.50 percentage points....     .45%        -.10%       .35%
-2.50 percentage points or less but
  more than -2.75 percentage points....     .45%        -.15%       .30%
-2.75 percentage points or less but
  more than -3.00 percentage points....     .45%        -.20%       .25%
-3.00 percentage points or less........     .45%        -.25%       .20%

          The period over which performance will be measured is a rolling 12-month period.

          You acknowledged that, from time to time, the Adviser may waive receipt of all or a portion of its fee. You agree that, in such circumstance, the Total Fee payable to you shall be reduced by an amount determined by multiplying the amount of such waiver by the Proportion, provided that the amount of such reduction shall not exceed an annual rate of .075%.

---------------
/*/ If for the 12-month period ended February 22, 1997, your Total Fee exceeds .45%, without giving effect to any fee waivers by the Adviser, then thereafter, so long as this Agreement remains in effect, the Basic Fee shall be increased to .50% on an annualized basis.